August 17, 2020	TSX.V - GIGA

Anthony Milewski becomes Chair of Giga Board;

Lyle Davis steps down but remains as Director

(Vancouver) - Mark Jarvis, CEO of Giga Metals Corp. (TSX.V - GIGA), announced today that Mr. Lyle Davis is stepping down as Chair but will remain on the Board of Directors and as Chair of the Audit Committee.

Mr. Anthony Milewski, currently a director of Giga, will become Non-Executive Chair of the Company.

"I want to thank Lyle Davis for his years of service as Chair and for his continuing commitment to our company," said Mr. Jarvis.  "It is appropriate for Anthony Milewski to become Chair at this time to reflect his position as one of the larger shareholders of Giga Metals and his ongoing efforts to ensure the financial strength of our company.  Anthony has accumulated a stock position over the last several years that currently stands at 6% of the outstanding shares; he is also Chair of Conic Metals, which owns 6.9% of Giga's common shares."

Mr. Milewski is an entrepreneur and financier.  He has spent his career in various aspects of the mining industry, including as a company director, advisor, founder and investor. In particular, he has been active in commodities that further the decarbonization of society.  Mr. Milewski has helped finance numerous nickel mining projects including acquiring royalties on projects such Dumont, Turnagain, and Flemington, a joint venture interest in the currently producing Ramu Nickel Mine, and a stream over the Voisey's Bay expansion.

Mr. Milewski currently serves as the Chair of Conic Metals.  Previously he served as a Managing Director on the investment team at Pala Investments, and prior to that at Firebird Management LLC.  He has lived and worked in Africa and Russia, including a year as a Fulbright scholar, and has spent considerable time in Central Asia.

On behalf of the Board of Directors

"Mark Jarvis"

Mark Jarvis, CEO
GIGA METALS CORPORATION

Tel - 604-681-2300

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